NewsRelease

TransCanada Will Apply to Nebraska Public Service Commission
To Approve Keystone XL Route

Calgary, Alberta – September 30, 2015 – TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced it will file an application with the Nebraska Public Service Commission (PSC) to seek approval for the Keystone XL route through the state.

TransCanada is also in the process of withdrawing its current eminent domain actions and is taking steps to terminate constitutional court proceedings in Holt County, Nebraska.

“After careful review, we believe that going through the PSC process is the clearest path to achieving route certainty for the Keystone XL Project in Nebraska,” said Russ Girling, TransCanada’s president and chief executive officer. “It ultimately saves time, reduces conflict with those who oppose the project and sets clear rules for approval of the route.”

The proposed route is the route that was evaluated by the Nebraska Department of Environmental Quality and approved by the Nebraska Governor in 2013.

This route is also the preferred route of the majority of Nebraskans who participated in a thorough comment period that included open house discussions and allowed for hundreds of additional comments.

The review also included conversations with landowners along the pipeline corridor, 91 percent who have now signed voluntary easements to construct Keystone XL.

The project has undergone five independent reviews of safety and potential environmental impacts by the U.S. State Department as well as one authored by the State of Nebraska after its year-long public process. All reviews concluded the project could be constructed and operated safely with minimal impact to the environment.

Despite having route authority to construct Keystone XL, uncertainty in the courts around the constitutionality of how the route was approved was very likely to carry on once again to the Nebraska Supreme Court.

“Our goal is to achieve route certainty in Nebraska in a timely manner,” said Girling. “We have concluded that seeking route approval from the PSC gives us the best opportunity to build a pipeline the majority of Americans and Nebraskans support.”

Keystone XL is a 1,179-mile pipeline from Hardisty, Alberta to Steele City, Nebraska that will transport Canadian and U.S. Bakken oil to U.S. markets.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 30, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

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403.920.7911 or 800.361.6522